UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number: 001-34564

China Nuokang Bio-Pharmaceutical Inc.

No. 18-1 East Nanping Road

Hunnan National New & High-tech Development Zone

Shenyang, Liaoning Province

People’s Republic of China 110171

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Nuokang Bio-Pharmaceutical Inc.

By:	/s/ Baizhong Xue
Name:	Baizhong Xue
Title:	Chairman and Chief Executive Officer

Date: May 9, 2012

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release

Exhibit 99.1

China Nuokang Bio-Pharmaceutical Inc. Announces Receipt of “Going Private” Proposal

BEIJING, May 9, 2012 (GLOBE NEWSWIRE) — China Nuokang Bio-Pharmaceutical Inc. (Nasdaq:NKBP) (“Nuokang” or the “Company”), a leading China-based biopharmaceutical company focused on the research, development, manufacture, marketing and sales of hospital-based medical products, today announced that its board of directors has received a preliminary, non-binding proposal from Mr. Baizhong Xue, chairman of the board and chief executive officer of Nuokang, to acquire all of the outstanding ordinary shares of the Company not currently owned, legally or beneficially, by Mr. Xue and companies controlled by Mr. Xue in cash at a proposed price of $5.80 per American depositary share (each outstanding Nuokang American depositary share represents eight Nuokang ordinary shares). Mr. Xue currently beneficially owns approximately 61.2% of the Company’s ordinary shares (excluding share options of the Company). Please refer to the enclosed Exhibit A for a copy of the proposal.

The Company’s board of directors intends to form a special committee of independent directors to consider the proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that a transaction with Mr. Xue or any other transaction will be approved or consummated.

About China Nuokang Bio-Pharmaceutical Inc.

China Nuokang Bio-Pharmaceutical Inc. (Nasdaq:NKBP) is a leading biopharmaceutical company in China focused on the research, development, manufacture, marketing and sales of hospital-based medical products. The Company provides a diversified portfolio of products across more than 4,200 hospitals in China. Nuokang’s principal products include Baquting®, China’s leading hemocoagulase product by market share; Kaitong®, a lipid emulsion alprostadil product for the treatment of peripheral vascular diseases, cardiocerebral microcirculation disorders and post-surgery thrombosis; and alpha lipoic acid capsules, or ALA, an antioxidant product that addresses diabetic neuropathy. The Company’s product pipeline includes product candidates under development in hematological, cardiovascular and cerebrovascular disease diagnosis, treatment and prevention. Please visit www.nkbp.com for more information.

Safe-Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends” and “future” or similar expressions. Among other things, the statements relating to the Company’s expected progress on the product portfolio and future financial results may contain forward-looking statements. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

Exhibit A: Text of the Proposal

Dear Members of the Board of Directors,

I, Baizhong Xue, the chairman and chief executive officer of China Nuokang Bio-Pharmaceutical Inc. (the “Company”), am pleased to submit this preliminary non-binding proposal (the “Proposal”) to acquire all of the outstanding ordinary shares of the Company not already owned by myself and companies controlled by me in a “going private” transaction on the principal terms and conditions described in this letter (the “Transaction”).

Set forth below are the key terms of my Proposal.

I. Transaction and Purchase Price

I propose to acquire all of the outstanding ordinary shares of the Company not already owned by me and my controlled companies at a purchase price equal to US$5.80 per ADS in cash through a one-step merger. This price per ADS represents a premium of 56.8% to the closing price of the Company’s ADSs on May 8, 2012 and a premium of 64.8% to the 30-trading-day average closing price.

II. Ownership

I, together with Britain Ukan Technology Investment Holdings (Group) Limited and Anglo China Bio-technology Investment Holdings Limited, both of which are companies controlled by me, currently own, in the aggregate, 94,508,704 ordinary shares, or approximately 61.2% of the outstanding shares of the Company (excluding share options of the Company). Please also note that I am currently interested only in pursuing the Transaction and am not interested in selling my shares in any other transaction involving the Company.

III. Source of Financing

I have been in discussions with an investor regarding financing for the Transaction, and I expect a commitment for the financing to be in place when the definitive agreements are signed. My Proposal will not be subject to any financing contingencies. The Company’s public shareholders will receive 100% of the purchase price in cash at closing.

IV. Due Diligence

My Proposal is subject to, among other things, the completion, to the satisfaction of myself and my financing source, of customary due diligence. I and my financing source would expect to be granted full access to the Company’s books, records, properties and management as well as meetings with the Company’s accountants, key customers and other business relations. We would plan to complete our due diligence within four weeks from the date we gain access to the necessary documentation and personnel.

V. Definitive Documentation

Consummation of the Transaction would require negotiation and execution of a definitive merger agreement, as well as other customary agreements for a transaction of this nature, each containing terms and conditions appropriate for transactions of this type. I have retained Kirkland & Ellis International LLP as my international legal counsel and am prepared to provide draft agreements promptly. I anticipate that definitive agreements can be negotiated and agreed in parallel to our due diligence process.

VI. Process

I recognize that the board of directors will evaluate the Proposal independently before it can make a decision to endorse it. Given my involvement, I would expect that the independent members of the board of directors will proceed to consider my Proposal and the Transaction.

VII. Miscellaneous

This Proposal is not a binding offer, agreement or agreement to make a binding offer or agreement at any point in the future. This letter is a preliminary indication of interest by me and does not contain all matters upon which agreement must be reached in order to consummate the proposed Transaction, nor does it create any binding rights or obligations in favor of any person. I will be bound only upon the execution of mutually agreeable definitive documentation. This Proposal is governed by and construed in accordance with the laws of Hong Kong.

VIII. Confidentiality

I am sure you will agree that it is in all of our interests to ensure that we proceed in a confidential manner, unless otherwise required by law, until we have executed definitive agreements.

Sincerely,

/s/ Baizhong Xue

Baizhong Xue

Contact Information

China Nuokang Bio-Pharmaceutical Inc.

Mr. Steven Duan

Vice President of Investor Relations

Email: dsz@nkbp.com

ICR, Inc.

Mr. Rob Koepp

Tel: (+86) 10-6583-7516 or (646) 405-5180

Email: robert.koepp@icrinc.com